File No. 82-34700

Airspray®

For more information please contact:
Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

, 2005

Airspray announces plant expansions

Airspray has decided to increase the plant space in both the Netherlands as well as the U.S. operations, due to a continued strong demand for its product offering. Airspray has a strong order book. As a result of the expansion of plants an increase in lead-times can be prevented.

Airspray has signed a lease to add a second building near their main plant in Alkmaar, The Netherlands.
This location is available immediately and will be operational in the coming weeks. Assembly will take place in the new space. Both plants in The Netherlands continue to make all the pre-parts (or engines) of the dispensers for worldwide final assembly. Because assembly will take place at two locations, a better spread of risk will be accomplished. The new space in the Netherlands will allow for increased production and capacity. It also enables in-house pre-parts and components storage. Until now those were largely kept in storage by third parties. It also creates room for the expansion of the machine equipment building activities.

Also in the U.S., where almost half of the final assembly for the global demand takes place, a letter of intent has been signed for a lease agreement to further increase the production space and capacity. This extra space will be available in the next half year. This will increase the natural hedge that will further protect Airspray against possible swings of the dollar.

Dew 7/7

Airspray®

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 121 people. Airspray is a 'technology-driven' enterprise. During its 20+ year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has four dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").